# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lucent, Inc., CIK 0001726079
CUSIP: 887801108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5151 CALIFORNIA AVE., 5151 CALIFORNIA AVE., IRVINE, California (CA), 92617
Date of event which requires filing of this statement: 10/21/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002092971-25-000002
Filed by CIK 0002092971

## Reporting persons
- Lucent Strategic Materials Mexico, S. de R.L. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: Mexico (O5); sole voting power 13,000,000; shared voting power 0; sole dispositive power 13,000,000; shared dispositive power 0; aggregate amount beneficially owned 13,000,000 (83.3% of the class)

## Item 1. Issuer
Name of issuer: Lucent, Inc.
Address of issuer's principal executive offices: 5151 CALIFORNIA AVE., 5151 CALIFORNIA AVE., IRVINE, CALIFORNIA, 92617.

## Item 2. Person Filing
Name of person filing: Lucent Strategic Materials Mexico, S. de R.L. de C.V.
Address of principal business office or, if none, residence: Avenida Pdte. Masaryk 111 Piso 1, Polanco, Polanco III Secc Mexico City, 11560
Citizenship: Mexico

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 13,000,000
Percent of class: 83.3%
Sole power to vote or to direct the vote: 13,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lucent Strategic Materials Mexico, S. de R.L. de C.V.: /s/ M.T. Nehmeh Esq., CEO (10/23/2025)